Exhibit 99.3

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Reports Second Quarter and Six Month 2015 Results

-Q2 2015 Revenue Increased 172% Year-Over-Year to $4.5 Million
-Q2 2015 Gross Margin Increased to 47% Compared to 31% in Q2 2014

Tel Aviv, Israel – September 29, 2015 – RiT Technologies (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions that enable companies to maximize utilization and security of their network infrastructure announced today its results for the second quarter and six months ended June 30, 2015.

Financial Highlights for the Second Quarter Ended June 30, 2015

•	Revenue for Q2 2015 increased 172% to $4.5 million, compared to $1.7 million in Q2 2014
•	Gross margin for Q2 2015 improved to 47%, compared to 31% in Q2 2014
•	Net Income for Q2 2015 was $0.1 million, or $0.01 per (basic and diluted) share, compared to a net loss of $(2.6) million or $(0.20) per (basic and diluted) share in Q2 2014
•	Cash and cash equivalents as of June 30, 2015 was $1.2 million
•	Shareholders' equity as of June 30, 2015, increased to $5.2 million, compared to $3.9 million on December 31, 2014

Financial Highlight for the Six Month Period Ended June 30, 2015

•	Revenue for the first six months of 2015 increased 115% to $7.9 million, compared to $3.7 million in the same period of 2014
•	Gross margin for the first six months of 2015 improved to 46%, compared to 36% in the same period of 2014
•
Net profit for the first six months of 2015 was $0.1 million, or $0.01 per (basic and diluted) share, compared to a net loss of $(4.5) million, or $(0.35) loss per (basic and diluted) share recorded in the first six months of 2014

"Throughout the first half of 2015, RiT continued to capitalize on the combined strength of our improved operational platform and product/service offering, which resulted in favorable revenue growth and increased profitability," noted Yossi Ben-Harosh President and Chief Executive Officer of RiT Technologies. “With a robust and growing pipeline of opportunities, supported by a focused business strategy and commitment to superior execution, I am confident RiT is positioned to deliver increasingly strong results during the second half of 2015 and beyond.”

"In addition to my joining in July, RiT has added proven, seasoned professionals to the sales and senior management teams to further strengthen the Company’s position in the market.  I am encouraged by what I’ve seen to date and look forward to the increasing contribution of these key indivudals," concluded Mr. Ben-Harosh.

To more effectively define its service offering, RiT launched a new subsidiary RiT Wireless - focusing on global market penetration of RiT’s advanced Indoor Wireless Optical Networks technology,  Beamcaster 2.0.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

And in addition two distinct lines of business as part of its strategy to focus on new opportunities with specific technologies and deployment models that address unique challenges and application needs:

•
RiT Connectivity – a line of business that includes RiT’s flagship products of SCS (smart cabling systems)  and IIM (intelligent infrastructure management); with a commitment to maintaining its market leadership as the premium IIM solution in the market.

•
RiT Software – a line of business promoting RiT’s growth engine software  product Converged Infrastructure Management System, CM 3.0, a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce costs and enhance data security.

About RiT Technologies

RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions that improve network utilization, streamline infrastructure operations and enhance data security reduce network operation cost and optimize future investments.

RiT  offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce cost and enhance data security. RiT’s platform includes connectivity solutions such as IIM, (Intelligent Infastructure Management), converged infrastructure management software, and indoor optical wireless technology.

Deployed around the world in data centers, large corporations, government agencies, financial institutions,  telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Amit Mantsur CFO M: +972. 55.882.3734 amitm@rittech.com www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Sales	4,549	1,674	7,936	3,690
Cost of sales	2,428	1,151	4,307	2,355
Gross profit	2,121	523	3,629	1,335
Operating expenses
Research and development, net	450	786	825	1,473
Sales and marketing, net	740	1,007	1,483	2,163
General and administrative	789	1,298	1,145	2,133
Total operating expenses	1,979	3,091	3,453	5,769
Operating margin / (loss)	142	(2,568)	176	(4,434)
Financing loss, net	(28)	(23)	(44)	(49)
Other income (expenses), net
Loss before income tax expense	114	(2,591)	132	(4,483)
Taxes on income
Net Profit / (Loss)	114	(2,591)	132	(4,483)
Net Profit (Loss) Per Share -Basic and diluted	0.01	(0.20)	0.01	(0.35)
Weighted average number of ordinary shares Outstanding- basic and diluated	15,541,306	12,763,218	15,541,306	12,763,218

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands, except per share data)
(Unaudited)

	June 30, 2015 US$ thousands	December 31, 2014 US$ thousands
Assets
Current Assets:
Cash and cash equivalents	1,232	1,604
Trade receivables, net	5,951	1,680
Other current assets	431	335
Inventories	3,495	3,617
Total Current Assets	11,109	7,236

Assets held for severance benefits	893	967
In Process R&D (IPR&D)	193	0
Property and equipment, net	445	471
Total non-Current Assets	1,531	1,438

Total Assets	12,640	8,674

Liabilities and Shareholders' Equity
Current Liabilities:
Trade payables	1,755	967
Other payables and accrued liabilities	1,515	1,554
Total Current Liabilities	3,270	2,521

Principal shareholder convertible loan	3,000	1,000
Liability in respect of employees' severance
benefits	1,168	1,224
Total of non-Current Liabilities	4,168	2,224
Total Liabilities	7,438	4,745

Shareholders' Equity:
Share capital	3,384	3,384
Treasury stock	(27)	(27)
Additional paid-in capital	73,380	72,239
Accumulated deficit	(71,535)	(71,667)
Total Shareholders' Equity	5,202	3,929

Total Liabilities and Shareholders' Equity	12,640	8,674